ARTIN CONSULTING

1000 Las Vegas Blvd, Ste 241

Las Vegas, NV 89110

Securities and Exchange Commission	April 20, 2017

Attn: Russell Mancuso

Division of Corporation Finance

100 F Street, Washington D.C. 20549

Re: Artin Consulting Inc

Registration Statement on Form S-1A Filed February 13, 2017

File No. 333-216026

On behalf of Artin Consulting Inc (the “Company”), here is the response to the comments set forth in the letter from Mr. Russell Mancuso of the U.S. Securities and Exchange Commission dated April 18, 2017, related to the Company’s Amendment No.2 to Registration Statement on Form S-1 (the “Form S-1”). An amendment to the Company’s Form S-1 has been filed simultaneously with this letter.

We have reproduced below the Staff comments in the order in which they were set forth in the Staff letter. They are numbered accordingly, with the Company’s response immediately below each comment.

Sincerely,

s/s_______________

Kateryna Malenko

 Prospectus Front Cover

1.	We note your response to prior comment 1; however, your prospectus cover exceeds the one page permitted by Regulation S-K Item 501(b) because your prospectus cover continues to appear on pages i and ii. Please revise to limit your prospectus cover to one page.

Response: The Cover has been revised.

Risk Factors, page 5

2.	Please expand your response to prior comment 3 to provide us your analysis supporting your conclusion that the non-US market that you are targeting does not present any risks that should be disclosed given the requirements of Regulation S-K Item 503(c).

Response: Revised page 8 now includes “political turmoil may make it difficult to reach our chosen markets.”

Potential conflicts of interest may result in a loss of business…, page 5

3.	Please revise your risk factor to include the information in the last sentence of your response to prior comment 5, and clarify whether the right mentioned in that sentence includes using Kat Consulting to compete with you.

Response: Artin and Kat have signed a non-compete agreement.

The accompanying financial statements have been prepared on a going concern basis…, page 5

4.	We note your added disclosure in response to prior comment 6. If you are intending the added sentence to be the subheading, please highlight the added sentence so it is presented with at least the same prominence as the other subheadings in your risk factor section. Also, revise the subheading so that it clearly identifies the risk.

Response: The disclosure is clarified.

If we do not file a Registration Statement on Form 8-A…, page 10

5.	We note your response to prior comment 7. Please revise your risk factor to clarify when the Section 15(d) automatic suspension of reporting obligations occurs. If true, clarify that your statement in the third-to-last sentence of this risk factor is referring to voluntary reporting that you might terminate at any time. Also, clarify what you mean by “fully reporting status.”

Response:. The company will continue as a voluntary reporting company that we could terminate at any time.

As an "emerging growth company" under the jumpstart our business startups…, page 13

6.	While we acknowledge your response to prior comment 8, this risk factor does not clearly state whether you have or have not opted out of the extended transition period for complying with new or revised accounting standards. In that regard, we note that on page 21 you state that you have irrevocably opted out of the extended transition period. Please accordingly revise the risk factor to also clearly state your election.

Response: The Company has opted out of the extended transition period for complying with new or revised accounting standards.

The shares eligible for future sale…., page 14

7.	It does not appear any revisions were made as your response to prior comment 9 indicates. Please revise your risk factor to clarify when your CEO’s shares become eligible for sale in reliance on Rule 144 such that your disclosure in this risk factor reconciles with your disclosure in the last sentence of the first paragraph on page 23.

Response: Revised see page 15.

Shares Offered by the Selling Shareholders, page 17

8.	We note your response to prior comment 2; however, we also note that you continue to disclose that you “cannot predict the price at which shares may be sold.” Please reconcile this disclosure with your disclosure in the immediately preceding sentence that the selling shareholders will offer their shares at a fixed price for the duration of the offering.

Response: Wording has been added to page 17 to clarify the selling of shares.

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

9.	We note your revisions in response to prior comment 12. Please ensure that you have described the principal businesses of the named entities at the time that your director was associated with the entities. For example, we note your reference to Sky Power Solutions. Also, clarify for which corporations or other organizations your directors provided consulting during the past five years.

Response: CEO Kateryna Malenko has been an independent sales and business consultant since 2013 to present.

She provided consulting services to MMS Group a Ukraine based marked research company.

2016 created, developed and sold a news website to a firm in Canada

2015-2016  additional courses in programming and website development at Kiev State Polytechnical University

2011 - 2013 she worked with MMS Group a Ukraine based marked research company.

June 2011 graduated with BA Kharkiv Business Academy

Director Holly Roseberry December 2016 to Present working with Artin Consulting.

2013 – 2016 ChitrChatr Communications whose principal business was communications, they were a developmental stage company putting together a platform for all forms of talk, text, chat, social networking.  Chitr had the alpha testing phase completed.

2002-2011 Li-ion Motors Corp. a company developing electric cars

2005-2008 Sky Power Solutions  who worked on a solar dish to concentrate solar energy.

Security Ownership of Certain Beneficial Owners and Management, page 29

10.	We note your revisions in response to prior comment 13 that your shareholders mentioned in footnotes 3 and 4 share your address. Please tell us the relationship between the registrant and those shareholders such that their address would be the same as the registrant’s address.

Response: The beneficial owners 0975456 BC Ltd and Topline Holdings Inc. are shareholder of the company with no other relationship. The address provide in amendment two was in care of Artin.  The Nevada Secretary of State has these address' for 0975456 BC Ltd  420 North Nellis A3-146 Las Vegas, NV 89110. and Topline Holdings Inc. 220 Uccello Dr. Las Vegas, NV 89138..

Reports to Security Holders, page 30

11.	It does not appear that any revisions were made as your response to prior comment 14 indicates. Please revise to reconcile your statement that you are filing a Form 8-A “concurrently with this registration” with your disclosure that you will file the Form 8-A “at or prior to December 31, 2017.” Please also revise your added disclosure in the last sentence of the second risk factor on page 10 to reconcile.

Response:	The wording on page 28 has been deleted.

Item 15 - Recent Sales of Unregistered Securities, page II-3

12.	We note your response to prior comment 16. However, your disclosure on page 29 appears to continue to indicate that the entities listed in your table are Nevada corporations while your disclosure here and on page 15 indicates that the sales were made to non-U.S. persons. Please reconcile. In your response, provide your analysis of how Regulation S was available to exempt the transactions from registration.

Response: The Company filed Reg D 505(b) and that has been notated on Page 37.

Signatures, page II-7

13.	We note your response to prior comment 17. Please confirm your compliance with the manual signature requirements of Regulation S-T Item 302(b).

Response: The company officer and directors have manually sign the S-1.